

Shanti Elixirs™

BEES, PEACE, AND GOOD VIBES

One Drink *Can* Change the World

71
Breweries



26
Wineries



10
Distilleries



7
Cideries



Owner and CEO of Shanti Elixirs,
A Dynamic Beverage Company

Wisdom
of Ancient
Traditions  Many
Locally Sourced
Ingredients

Sparkling Green Tea
made with Raw Honey









Making The World Safer For Pollinators
Bee City USA®
One City At A Time
An Initiative of the Xerces Society

BEARS BEES + BREWS

CENTER
for Honeybee Research
Asheville, NC, USA

THE GOOD OF THE HIVE™

- Retailing

- Wholesaling

- Educating

- Connecting

Welcome to Our Hive


Soft Drinks
Sweet Teas
Juice
Jun
Shanti Elixirs
Shanti Elixirs
Jun
bee rooted
Kombucha
Water
Unsweet Teas



- Special or unique to drink

- Abstain from alcohol

- Avoid refined sugars

- (Want a) drink *experience*

- Detox the liver

- Mocktails or cocktails

- Feel healthy

- *Make a difference*


Shanti Elixirs
jun
bee rooted
PINEAPPLE TURMERIC
Shanti Elixirs
jun
bee in balance
ELDERBERRY LEMON
Shanti Elixirs
jun
bee empowered
LEMON LAVENDER
Shanti Elixirs
jun
bee love
TULSI ROSE
Shanti Elixirs
jun
bee creative
BLUEBERRY BASIL
Shanti Elixirs
jun
bee in tune
GINGER
Shanti Elixirs
jun
bee blissful
GRAPE

SEVEN STANDARD FLAVORS
Pineapple Turmeric, Elderberry Lemon, Lemon Lavender, Tulsi Rose, Blueberry Basil, Ginger, & Grape

ROTATING SEASONAL FLAVORS

ROTATING COLLABORATION FLAVORS

Diversity of Flavors



THE 2019
INTERNATIONAL FLAVOR
Flave Awards
AWARDS

WON FIRST & SECOND PLACE
Pineapple Turmeric & Blueberry Basil

Awards



We need help getting our product into as many hands… and mouths(!) as possible. because when people try it…they buy it!

Samples



We need to increase our exposure and our public outreach so that we can be available in more restaurants, bars, and breweries.

Challenge





This mobile Jun bar can be used as a refrigerated delivery vehicle, be taken to festivals and dramatically increase our market visibility.

It will be completed with a honeybee mural.

Mobile Jun Bar

Last 3 month average revenue: **$30,000.00**

Year 2020 shows: **4% Monthly Growth Rate**

Industry growing at a rapid rate:

MarketsandMarkets estimates that the kombucha industry will be worth $1.8 billion by 2020.

Another firm, Grand View Research, puts the number at $4.46 billion globally by 2024.

step 1

90 Days

Raise the Funds!
Investors
& Crowdfunding

———

Needed
$106,000

step 2

45 Days

Buy the Vehicle

———

Cost
$94,000

step 3

Matthew Willey
hand-paints a design
for Mobile Jun Bar

———

Cost
$12,000



Will YOU **"bee"** the one to help us take Shanti Elixirs to the world?